Exhibit 99.1
Bennett Environmental Inc. Calls
2006 Shareholders Meeting
Oakville, Ontario, June 9, 2006 - Bennett Environmental Inc. (“BEI”) announces today that it has set the date for its 2006 annual general and special meeting of shareholders. The meeting will be held on August 3, 2006 in Toronto, Ontario.
In addition to routine matters conducted at an annual meeting, the meeting will also deal with special matters including the proposed name change from “Bennett Environmental Inc.” to “TerraCycle Environmental Inc.” The proposed name change is subject to shareholder and regulatory approval.
A webcast of the meeting will be broadcast live on BEI’s website at www.bennettenv.com on August 3, 2006. Investors who are unable to attend the meeting in person can e-mail questions regarding the results at info@bennettenv.com up to 10:00 a.m. on that same day.
Forward Looking Statements
Certain statements contained in this press release and in certain documents incorporated by reference into this press release constitute forward-looking statements. The use of any of the words “anticipate”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “should”, “believe” and “confident” and similar expressions are intended to identify forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. BEI believes that the expectations reflected in those forward-looking statements are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this press release should not be unduly relied upon. These statements speak only as of the date of this press release. BEI undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
About Bennett Environmental Inc.
Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Quebec and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.
Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Michael McSweeney, at the Oakville office at (905) 339-1540.